File No. 073-00023


               SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


                        AMENDMENT NO. 1

                               To

                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



  Entergy Power Development International Holdings Corporation
               __________________________________
               (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)


       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California 92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and retates the notification filed with the Securities and Exchange Commission on February 2, 1996 that Entergy Power Development International Holdings Corporation ("EPDIH") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Entergy Power Development International
               Holdings Corporation
               c/o Entergy Power Group
               4 Park Plaza
               Suite 2000
               Irvine, California 92614

     EPDIH is a wholly-owned subsidiary of Entergy organized for purposes of acquiring and holding Entergy's interests in certain FUCOs. EPDIH currently holds an indirect interest in Nantong Entergy Heat & Power Co., Ltd. ("Nantong"). Nantong owns and operates a cogeneration plant (the "Plant") located in the Nantong Economic and Technological Development Zone (the "Zone") in the Peoples Republic of China. The Plant consists of two 12 MW turbine generators, three 75 ton-per-hour pulverized coal-fired steam boilers, electrostatic precipitators, a water treatment plant, coal and ash handling facilities, a 110 kV switchyard and other related auxilliary equipment. Process steam produced at the Plant will be sold to industrial customers in the Zone, and electricity generated at the Plant will be sold to the Jiangsu Provincial Power Bureau. Entergy, indirectly through EPDIH and other subsidiaries, owns a 92% interest in Nantong.

     No person (other than Entergy) currently owns a 5% or more voting interest in EPDIH.


Item 2. Domestic Associate Public-Utility Companies of EPDIH and their Relationship to EPDIH.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EPDIH: Arkansas Power & Light Company ("AP&L"), Gulf States Utilities Company ("GSU"), Louisiana Power & Light Company ("LP&L"), Mississippi Power & Light Company ("MP&L"), New Orleans Public Service Inc. ("NOPSI"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (AP&L, GSU, LP&L, MP&L, NOPSI, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPDIH.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By: /s/Frederick F. Nugent
                                        Frederick F. Nugent

Dated:    July 18, 1997